Lord Marshall of Knightsbridge
Chairman	Waterside (HBB3)
PO Box 365 Harmondsworth UB7 0GB
United Kingdom Tel 0870 850 9850
Outside United Kingdom Tel +44 (0)191 490 7901

Dr M P Read
British Airways Plc
Waterside HBA3
Harmondsworth
UB7 0GB

5 March, 2004

Dear Martin

NON-EXECUTIVE DIRECTOR APPOINTMENT

As part of our preparations to secure compliance with The Combined Code on Corporate Governance (July 2003) (the “Combined Code”), I am writing to formally set out the terms on which serve on the Board of British Airways Plc (‘the Company’) as a Non-Executive Director. This letter sets out the terms of your appointment and it is agreed that this is a contract for services and is not a contract of employment.

Appointment

Your appointment as a Non-Executive Director of the Company began on 12 May, 2000 and you were last re-elected by shareholders for a three year term which will end at the close of the Annual General Meeting on 18 July, 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month’s written notice (but subject always to the provisions of the Company’s Articles). Continuation of your contract of appointment is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings. Non-Executive Directors are typically expected to serve two three-year terms, although the Board may invite you to serve for an additional period. It is unlikely that the contract would be extended beyond a third term.

Board Committees

It is normal practice for all of the Company’s Non-Executive Directors to also serve on Board Committees. You have served as chairman of the Company’s Remuneration Committee since 11 July, 2000.

Time commitment

Overall we anticipate a time commitment of fifteen days per year from our Non-Executive Directors after an initial induction phase. This includes attendance at ten Board meetings, the AGM, one annual Board away day and at least one site visit per year. Currently, three of the Board meetings are held away from the Company’s head office, one each at destinations on the domestic, short haul and long haul

Directors:

Lord Marshall of Knightsbridge (Chairman), M F Broughton (Deputy Chairman), R I Eddington (Chief Executive), J F Rishton (Chief Financial Officer), M A Street (Director of Customer Service & Operations), M A van den Bergh, Dr A S Ganguly, Capt M D Jeffery, Baroness O’Cathain OBE, Dr M P Read, A C Reed, Lord Renwick of Clifton

British Airways Plc
Registered Office: Waterside PO Box 365 Harmondsworth UB7 0GB
Registered in England No. 1777777

www.ba.com

networks. The Secretary will shortly forward to you a schedule of meetings for 2005. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of the Company.

Role

Non-Executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. All Directors must take decisions objectively in the interests of the Company. The Board:

•	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and
•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all Directors, the role of the non-executive has the following key elements:

•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;
•	Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
•

Risk: Non-Executive Directors should satisfy themselves as to the integrity of financial information, that financial controls are sound and that the systems of risk management are robust and defensible; and

•

People: Non-Executive Directors, through the Remuneration Committee, are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

Fees

As a Non-Executive Director, you are paid a basic fee of £27,500 gross per annum,* to include your membership of Board Committees, plus an additional £600 for each major Board Committee meeting separately attended. These amounts are paid quarterly in arrears, and will be subject to review from time to time. The level of fees

* w.e.f. 1.Ï.04 £35,000plus committee chairman, fee of £7,500 gross per annum.

for our Non-Executive Directors (other than the Chairman) is determined by the Executive Directors on the recommendation of the Chairman. The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and Secretary as soon as apparent.

The Board of the Company has determined you to be independent (i) according to provision A.3.1 of the Combined Code and (ii) for the purposes of the Corporate Governance Rules proposed by the New York Stock Exchange (October 2003).

Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Chairman.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or the Secretary.

Regulation

As you know, as a result of your appointment, you became subject to the Company’s policies on Insider Dealing, Business Conduct and Price Sensitive Information as well as to the provisions of the City Code on Takeovers, the Listing Rules and the regulations of the two stock exchanges.

Review process

The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Insurance

The Company has Directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is £100 million in aggregate. The Secretary will provide you with fuller details on request.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. This should be obtained in accordance with the Board’s agreed procedure details of which the Secretary will provide as part of your induction. The Company will reimburse the full cost of expenditure incurred in accordance with the policy.

Further information

The Secretary will write to you separately with the additional information referred to in this letter and he will also cover the other formal matters which have to be dealt with in connection with your appointment.

I trust this letter sets out the agreed basis of your appointment and I should be grateful if you formally confirm your acceptance of the appointment and agreement to the terms as soon as convenient by signing and returning the enclosed duplicate letter.

Yours sincerely,

[Signature Illegible]

I confirm my agreement to the foregoing.

Signed: [Signature Illegible]	Date: 5 March, 2004